April 1, 2020

Jay Rembolt
Chief Financial Officer
WD 40 CO
9715 Businesspark Avenue
San Diego, CA. 92131

       Re: WD 40 CO
           Form 10-K for the year ended December 31, 2019
           Filed on October 22, 2019
           File No. 000-06936

Dear Mr. Rembolt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences